UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-40442

THE REAL BROKERAGE INC.

(Registrant)

133 Richmond Street West, Suite 302

Toronto, Ontario M5H 2L3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.
(Registrant)

Date April 10, 2023	By	/s/ Tamir Poleg
Tamir Poleg
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated April 4, 2023 - The Real Brokerage Surpasses 10,000 Agents; To Launch Division Focused on Supporting Military Members and Veterans with the Addition of Sentry Residential

99.2	Press Release dated March 30, 2023 - The Real Brokerage Strengthens Leadership Team: Alexandra Lumpkin joins as the company's first General Counsel from Lennar